Exhibit T3A.2.73

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 07/01/1996
960193259 - 2639739

CERTIFICATE OF INCORPORATION

OF

Rite Aid Transport, Inc.

FIRST.                The name of this corporation is Rite Aid Transport, Inc.

SECOND.           Its registered office and place of business in the State of Delaware is to be located at Corporate Trust Center, 1209 Orange Street, Wilmington, DE 19801. In the County of New Castle. The Registered Agent in charge there of is The Corporation Trust Company.

THIRD.              The nature of the business and, the objects and purposes proposed to be transacted, promoted and carried on, are to do any or all the things herein mentioned, as fully and to the same extent as natural persons might or could do, and in any part of the world, viz:

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH.         The corporation shall be authorized to issue 1000 Shares at No Par Value.

FIFTH.              The name and address of the incorporator is as follows:

Incorporating Services, Ltd. - 15 East North Street, Dover, DE 19901

SIXTH.             No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this 1st day of July, A.D. 1996.

Incorporating Services, Ltd.

By:	/s/ Jane V. Sheffer
JANE V. SHEFFER
Assistant Secretary